Trading Symbols (LMD: TSX V; LNGMF:OTC BB)
151 Bloor St. West	Kenzo Oriental Tower 11K
Suite 703	48 Dongzhimenwai Dejie
Toronto, Ontario	Dongcheng District
Canada, M5S 1S4	Beijing 10027 China
Tel: +1.416.927.7000	Tel: +001.8610.5160.0689
Fax: +1.416.927.1222	Fax: +001.8610.5160.0788
www.lingomedia.com

Form – 102 F1

Management Discussion and Analysis

For the Year Ended December 31, 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2005

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2005 which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2005, as compared to the year ended December 31, 2004. This review was performed by management with information available as at May 1, 2006. Additional information relating to the Company can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Lingo Media Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us.  Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets.  Actual results, sales levels, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the geographical region in which the Company operates and its ability to augment its existing revenue streams with new revenue opportunities thereafter.

Description of Business and Report Date

Lingo Media earns its revenues in two distinct geographic markets, China and Canada.  Each market has its own distinct revenue stream and is accounted for differently from a revenue recognition standpoint.  The Company develops, publishes, distributes and licenses books, audio/video cassettes, CD-based products and supplemental products for English language learning for the educational school and retail bookstore markets in China and in the school market in Canada.

In China, Lingo Media earns its royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese state-owned educational publisher on the following basis:

•

Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

Lingo Media Inc. © 2006 Management Discussion & Analysis

•

Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media is entitled to invoice PEP on a quarterly basis at 40% of the prior six months actual sales.  Consequently, Lingo Media historically recorded estimates for Q1 and Q3 revenues based upon an amount that is equal to 40% of the prior six months royalties reported by PEP.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.  These estimates have historically been close to actual results.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  The Company was only informed of this change in 2005.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and a significant increase in Licensing Sales revenues in 2005.  Given this change in the royalty revenue mix, the Company will no longer record revenues based on estimates and will only recognize revenues based on reconciliations provided by PEP on a semi-annual basis.  The Company will still continue to invoice PEP on a quarterly basis so as to maintain a consistency in its cash flows throughout the year.  Amounts received from these invoicing practices shall be recorded as unearned revenues during the respective quarter and will be reconciled to actual earned revenues at the end of Q2 and Q4.

Revenue Recognition Policy

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media only recognizes revenue at the end of June and at the end of December when it can reconcile to actual royalty revenues reported by PEP.  Billings for Q1 and Q3 will be recorded as customer advances and not as revenues for those quarters.

Overall Performance

China

Lingo Media Inc. © 2006 Management Discussion & Analysis

Having sold over 100 million copies of published titles to date, Lingo Media continues to maintain its dominant market position in the primary English language learning publishing market in China.

Lingo Media’s key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and therefore the Company’s management team in China is focused on maintaining and developing its relationship.

The Company’s sales to PEP in 2005, its major customer, accounts for over 98% of its overall sales.   Revenues from China are earned and invoiced in Renminbi Yuan (“RMB”) and collected at the prevailing spot rate in US dollars at the time of payment.  Although the Company does not hedge its US dollar revenue stream, it reduces its foreign exchange exposure by paying certain expenses in US dollar denomination.  As the revenue stream from China and other foreign markets increase, the Company will consider hedging its US dollar receivables with forward contracts.  a more formal hedging program.

The total percentage of sales to this customer during the years and the total percentage of amount due from the customer, as of December 31, 2005 and 2004, are as follows:

Sales		Accounts receivable
2005	2004	2005	2004
98%	91%	95%	80%

The Company is currently dependent on its key customer in China as its main source of revenues and is under a long-term contracts ranging from 8 to 12 years with PEP.

Although the Company is in its fifth year of its contracts, the Company is looking into new ways to augment its existing royalty revenue stream.

The Company has signed a General Cooperation Agreement with Phoenix Publishing & Media Group (PPMG), China’s largest Provincial publisher with revenues in excess of US$1.2 billion.  The Company anticipates entering into a co-publishing agreement with PPMG during 2006.

Canada

In Canada, the Company sells its products, The Outloud Program, directly into the school market mainly in the Province of Ontario.

The Canadian school market continues to utilize English language learning materials like this program offered by the Company.  Lingo Media continues to pursue this market throughout the Province and in select markets in other provinces as a Canadian pilot project.

Market Trends and Business Uncertainties

Lingo Media Inc. © 2006 Management Discussion & Analysis

Lingo Media believes that the trend in English language learning in China is still strong.  The State Ministry of Education in China (MOE) is mandating and encouraging English learning programs to the students.  During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004. Lingo Media expects this shift from Finished Product Sales to Licensing Sales to continue in future periods as long as the MOE stance remains in effect and expects future Licensing Sales to increase and future Finished Products Sales to decrease which will result in an overall revenue reduction from these sources.  During 2005, Lingo Media experienced a significant increase (66%) in revenues compared to 2004.  Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

	2005	2004	2003
Revenues:
China	888,546	534,729	987,933
Canada	17,811	54,925	29,884
Net loss	(725,732)	(795,377)	(257,082)
Total Assets	1,611,100	1,416,962	1,797,594
Long Term Debt	-	-	-
Working Capital	277,752	270,985	646,440

As at December 31, 2005 the Company had a working capital surplus of $277,752 compared to a surplus of $270,985 for the year ended December 31, 2004.  Net loss for the year ended December 31, 2005 was $725,732 compared to a net loss of $795,377 for the year ended December 31, 2004.  The Company continues to re-invest its free cash flows into new business development initiatives in order to build a strong foundation to leverage from.   The decrease in the net loss was primarily due to the increase in royalty revenues from licensing product sales in China during 2005.  At some point in the future, as financial resources permit and when the market is more accepting of an online presence, the Company will devote the requisite time and resources to continue its online learning project.

The Company arranged a $150,000 line of credit in May 2004.  As at December 31, 2005, the loan facility had an outstanding balance of $110,000. The line bears interest of prime plus 2.5% and is due on demand   and is secured by Company’s China receivables which are, in turn, insured by the Export Development Corporation.

The Company also had a related party shareholder loan to a corporation of a director in the amount of $51,649 and a third party loan in the amount of $50,279 as at December 31, 2005.

Lingo Media Inc. © 2006 Management Discussion & Analysis

The Company continued to receive government grants to augment its expenses in 2005.  During the year the Company received $219,772 in government support (2004 – $261,269), relating to the Company's publishing projects in China and Canada.

The Company had cash on hand as at December 31, 2005 of $144,337 and continues to rely on its recurring royalty stream and future equity financings to fund its operations.

Results of Operations

Revenue and Margin

Revenues from China for the year ended December 31, 2005 were $888,546 compared to $534,729 for 2004.  The increase in revenues was largely as a result of an increase in product license royalties from PEP.  The Company continues to enjoy its rapport with PEP and is continually looking for new ways to increase its product base and its royalty revenue.

The Company had no unearned revenues at December 31, 2005.

Revenues from Canada for 2005 fiscal year were $17,811 compared to $54,925 for the prior year, representing a 308% decrease in revenues from 2004.  Our pilot program’s decrease in sales figures was largely the result of a difficult Canadian language arts market.   Although the Company experienced a decrease in overall sales from this program in Ontario, the absolute dollar amount of sales represented less than 2% of the Company’s overall revenues.  The Company will continue to market this program in Canada during 2006, and source additional content for the Canadian educational market.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

The following sets out the details for the general and administrative expenses for 2005 as compared to 2004:

General and administrative expenses were $855,118 during fiscal 2005 as compared to $651,232 for fiscal 2004.

Lingo Media Inc. © 2006 Management Discussion & Analysis

Advertising and promotional expenses were increased as the Company attended book fairs and participated in teacher conferences in China.  Travel expenses increased by $38,895 as more trips to China were incurred during the year compared to 2004.  The premises cost in China was in full effect during 2005 resulting in an increase of $34,368 compared to 2004.  Professional fees were reduced because of reduced legal costs as part of cost rationalization initiatives taken during 2005.

Government Grants

General and Administrative Expenses	2005	2004
Advertising and Promotion	26,788	7,414
Executive Compensation	176,383	156,634
Consulting Fees and Employee Compensation	472,300	373,494
Travel	76,630	37,735
Administration	110,818	107,618
Premises	83,915	49,547
Equipment Leases	10,318	8,256
Foreign exchange	18,373	37,186
Shareholder Services	40,743	40,571
Professional Fees	58,622	94,046
	1,074,890	912,501
Less: Grants	(219,772)	(261,269)
Total	855,118	651,232

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities.   Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grant to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $219,772 for fiscal 2005 (2004 – $261,269), relating to the Company's publishing projects in China and Canada.  While the Company will continue to apply for various government grants to fund its ongoing development needs, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered for qualifying companies.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $18,373 (2004 - $37,186), relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a substantial of its revenue is denominated in US dollars and Chinese Renminbi.

Lingo Media Inc. © 2006 Management Discussion & Analysis

Interest on Debt

During the year the company had loans payable bearing interest at 12% (2003 - 12%) per annum.  Interest expense related to these loans for the year is $11,767 (2004 - $7,609).  At December 31, 2005, $101,929 (2004 - $77,762) was due to those corporations.

In addition, the company had a bank loan payable bearing interest at prime plus 2.5 percent.   This loan is secured against the Company’s accounts receivable from Peoples Education Press, which in turn is insured by the Export Development Corporation.  Interest expense paid on the loan for the year is $9,573. The outstanding balance of the loan at year end was $110,000.    Premiums paid on the insurance policy were $21,494 for the year.

Amortization

The following is a summary amortization schedule:

	2005	2004
Property plant and equipment	12,279	9,078
Development costs	184,870	377,903
Acquired publishing content	70,670	70,670
Software development costs and other	-	31,125
	267,819	488,776

Amortization expense includes amortization of property and equipment, development costs, acquired publishing content and software development costs.  The amortization charge for 2005 was $267,819 (2004 - $459,060). This represents a significant decrease over 2004, as the Company wrote-off development costs relating to its 2002 on-line learning project that has been postponed during 2004.   The Company believes that at some point in the future, as financial resources permit and as the market is more robust for an online presence in China, the Company will devote the requisite time and resources to continue this project.

Stock-Based Compensation

According to the new accounting pronouncements implemented in January 2004 and retroactively applied for stock options granted on or after January 1, 2002. The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account.  During 2005, the Company expensed $214,337 compared to $52,176 during 2004.

Net Loss

The Company reported a net loss of ($725,732) for fiscal 2005 as compared to a net loss of ($795,377) for fiscal 2004. The Company reported taxes paid of $128,839 for the fiscal year ended December 31, 2005 compared to taxes paid of $77,926 for fiscal 2004.  Taxes paid relate to the applicable withholding taxes due in China.  The decrease in net loss is mainly

Lingo Media Inc. © 2006 Management Discussion & Analysis

due to the increased royalty revenue from China and a corresponding increase in general and administrative costs and stock-based compensation.

Summary of Quarterly Results

	Q1-2004	Q2-2004	Q3-2004	Q4-2004	Q1-2005	Q2-2005	Q3-2005	Q4-2005
Revenue	7,624	230,910	13,845	337,275	5,474	349,768	5,843	545,272
Income (Loss) before taxes	(201,329)	(49,318)	(202,795)	(264,009)	(265,630)	350	(318,918)	(12,695)
Net Income (Loss)	(201,329)	(80,560)	(202,795)	(310,693)	(265,630)	350	(318,918)	(141,534)

Revenues from China were $545,272 for Q4 2005 compared to $337,275 for Q4 2004 representing a 62% quarter-over-quarter increase from Q4 2004.

Revenues from The Outloud Program in Canada were $2,574 in Q4 2004 compared to $18,006 in Q4 2004.  Revenues from Canada have consistently been 10% or less of overall revenues over the last 12 quarters.

The Company reported a loss before income and other taxes of ($12,695) for the three months ended December 31, 2005 as compared to a loss of ($264,009) for the same quarter in 2004.  The Company reported a net loss of ($141,534) for Q4 2005 compared to a net loss of ($310,693) for the same quarter in 2004.

Liquidity and Capital Resources

As at December 31, 2005, the Company had cash on hand of $144,337 (2004 - $29,791) and accounts receivable of $488,303 (2004 - $562,558). The Company’s total current assets amounted to $801,072 (2004 - $749,473) with current liabilities of $523,320 (2004 - $478,488) resulting in a working capital surplus of $277,752 (2004 - $270,985).

During the year, the Company was successful in raising $735,000 via a non-brokered private placement.  The funds were used to advance working capital to Sanlong in China and for additional working capital.  During the course of the year, the Company was able to source $10,800 in funds by the exercise of stock options. It secured an additional third party loan in the amount of $50,279 and it drew down another $20,000 from its $150,000 available line of credit (bringing the total drawdown to $110,000).  The shareholder loan was partially repaid by an amount of $26,113 with $51,649 still outstanding.  The line of credit is secured by the accounts receivable from China, which are in turn insured by the Export Development Corporation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs.   Each grant is applied for separately based on the Company either meeting certain eligibility requirements or by the Company achieving specific milestones to continue ongoing support for the specific project, the proceeds of which are used to develop new or ongoing English learning programs for its markets.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past but it cannot be assured of its future success in obtaining these grants in the future.

Lingo Media Inc. © 2006 Management Discussion & Analysis

Government grants received during 2005 were $219,772 compared to $261,269 in 2004.  This represents a significant portion of the Company’s sources of funds.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting its sales from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  This shift in product mix had a significant impact on the overall revenues and a decrease in cash flows from operations from China during 2004.

Although revenues from China during 2004 were significantly reduced compared to 2003, the Company’s 2005 Chinese revenues steadily increased back to its 2003 levels as the MOE’s mandate is in full force.   The Company has instituted budgetary measures aimed at ensuring that its core operation has sufficient funds to sustain itself for the next 12 months.  Nonetheless, the Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans as well as to finance ongoing working capital needs resulting therefrom.  The Company has been successful in raising sufficient working capital.

.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:
2006	$ 155,491
2007	133,599
2008	133,599
2009	129,227
2010	128,409
Thereafter	21,521

Commitments

In June 2005 the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”) to be located in Shijiazhuang, Hebei Province, China. Under the JV Agreement, Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of Jintu. The closing is subject to regulatory approval, including government approval in China. Pursuant to the June 2005 agreement, as at December 31, 2005 the Company has advanced CDN $182,520 to fund working capital needs of Sanlong through a third party and incurred CDN $117,102 in expenditures related to pre-operating costs.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance finance arrangements.

Transactions with Related Parties

Lingo Media Inc. © 2006 Management Discussion & Analysis

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Consulting fees of $123,489 (2004 - $138,987) and a success fee of $36,750 related to the financing were paid to a company controlled by a director of the Company in the normal course of business.  At December 31, 2005, a balance of $14,980 (2004 - $5,350) is included in accounts payable.

During the year the company had loans payable due to corporations controlled by a shareholder and/or a director bearing interest at 12% (2003 - 12%) per annum.  Interest expense related to these loans for the year is $11,767 (2004 - $7,609).  At December 31, 2005, $51,649 (2004 - $77,762) was due to those corporations.

During the year, the Company received $48,000 (2004 - $59,032) from a corporation with two directors in common as a reimbursement for rent, administration, office charges and telecommunications.

Proposed Transactions – China Expansion Plan

During the 2nd quarter of 2005, the Company signed a Letter of Intent and a subsequent Definitive Agreement to create a joint venture with Sanlong Cultural Enterprises Co. Ltd. (“Sanlong”), a privately owned retail distributor of educational newspapers in the Province of Hebei. The Company is strongly committed to consummating the transaction, as management believes in the intrinsic value of a direct to consumer distribution channel and the key Chinese management team’s ability in executing the planned business model.

During the 3rd quarter, the Company raised $735,000 by way of a private placement, the proceeds of which were used primarily for its China Expansion Plan.  More specifically, under the Company’s JV Agreement with Sanlong.  Lingo Media will invest approximately CDN $365,000 (¥2,550,000 RMB) for its 51% share of the Jintu JV, located in Hebei Province.  Sanlong is a privately-owned retail distributor of educational newspapers in the Province of Hebei.  The Company has completed its due diligence and has received approval from both the General Administration of Press & Publications Bureau (GAPP) and from the Ministry of Commerce (MOFCOM) in China.  The Company anticipates the final government approval, being the business registration and issuance of business license by June 2006.

During the 3rd quarter, the Company signed a Letter of Intent and Definitive Joint Venture Agreement with Liaoning Publishing Group’s subsidiary Liaoning Dianya Culture Book Distribution Co., Ltd. (“LPG”) in Shenyang, Liaoning.   The joint venture will be headquartered in LPG’s facilities in Shenyang and will operate an educational product development business and an educational services business in China.  LPG is a RMB 3.645 billion (US$450 million) Chinese publishing conglomerate that consists of 11 publishing houses, a state-of-the-art distribution centre, a retail chain of 17 mega bookstores, an e-bookstore with over 600,000 available titles, several printing houses, and an audio-video publishing arm.

During the 4th quarter, the Company went on an Ontario Trade Mission with the Premier of Ontario.  During the mission, the Company signed a General Cooperation Agreement with

Lingo Media Inc. © 2006 Management Discussion & Analysis

Phoenix Publishing & Media Group (“PPMG”), the largest provincial publisher in China.  PPMG is situated in the Jiangsu Province, an affluent English learning province on the Yangtze Delta and Sister Province to Ontario, Canada.

Except the above, the Board of Directors of the Company is not aware of any proposed transactions involving a proposed asset or business acquisition which may have an effect on financial conditions, results of operations and cash flows.  The Board is, however, aware of the Company’s intent on aggressively pursuing acquisitions or majority interests in print media distribution companies as a part of its China Expansion Plan and that the Company has entered into preliminary discussions, and in some cases, negotiations with several prospective companies.  Although the Company is confident that it will be successful at completing one or more of these or other possible transactions during 2006, there can be no assurance that any of these discussions or negotiations will lead to an executed transaction or mutually agreeable business arrangement.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2005	2004
Cost	$ 1,524,454	$ 1,420,349
Less: accumulated amortization	(1,15,821)	(931,024)

	$ 408,633	$ 489,325

Acquired Publishing Content

Acquired publishing content consists of the following:

	2005	2004
Cost	$ 353,349	$ 353,349
Less: accumulated amortization	(300,346)	(229,676)

	$ 53,003	$ 123,673

Property and Equipment

Property and equipment consists of the following:

	2005	2004
Office equipment:
Cost	$ 135,220	$ 128,662
Less: accumulated amortization	(86,450)	(74,171)
	$ 48,770	$ 54,491

Lingo Media Inc. © 2006 Management Discussion & Analysis

Disclosure of Outstanding Share Data

Common Shares outstanding as at December 31, 2005

27,874,773

Options to purchase Common Shares outstanding

  3,683,334

Warrants to purchase Common Shares ($0.40)

  1,837,500

Compensation warrants to purchase common shares ($0.40)     118,650

There are no other dilutive securities of the Company outstanding at year end.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate in China, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from licensing and distribution agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Other Risks and Uncertainties

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

We have not generated significant revenue to date in China or in Canada nor can we be assured of generating significant future revenues.

The Company is aggressively pursuing its China Expansion Plan.  There can be no assurance that any of the discussions or negotiations currently underway will lead to an executed transaction or mutually agreeable business arrangements.

We may not achieve our projected China Expansion Plan in the time frames we announce and expect.

If we cannot raise additional capital on acceptable terms, we may be unable to complete our China Expansion Plan.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect your intellectual property rights in China.

Lingo Media Inc. © 2006 Management Discussion & Analysis

If our major customer and manufacturer/distributor of our products in China fails to devote sufficient time and resources to our concerns, or if their performance is substandard, our revenues will be adversely affected.

We currently have a single key customer in China that represents over 95% of the Company’s overall revenues.

We have no experience in selling, marketing or distributing our products in China and no internal capability to do so yet.  The Company has recently opened up a fully staffed Beijing office to mitigate this inexperience and to provide the necessary infrastructure to manage the China Expansion Plan.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Competition in the educational publishing industry is intense, and if we fail to compete effectively our financial results will suffer.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Inc. © 2006 Management Discussion & Analysis